UC Asset Limited Partnership 2299 Perimeter Park Dr. #120 Atlanta, GA 30341, USA

December 28, 2020

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP
Amendment No.1 to Registration Statement on Form 10-12G Filed November 05, 2020 File No. 000-56203

Dear Sir/madam:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this amended letter, to amend our letter dated December 18, 2020 in response to your comment letter dated November 16, 2020 relating to the Amendment No.1 to Registration Statement on Form 10-12G filed by us on November 05, 2020.

This amended response letter is to correct a mistake which was caused by a communication error between the Partnership and our accountants.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Our Strategy to Counter against and Benefit from the Impact of COVID-19, page 19

1. We note your response to comment 2 in our letter dated October 15, 2020 and we reissue the comment. Please revise the disclosure consistent with your response.

RESPONSE: We apologize for this scrivener error which occurred during transmission between us and our EDGAR filing agent. In response to the staff’s comment, we have revised the disclosure to be consistent with our response. Specifically, we have revised the last sentence of the third paragraph of the concerned section to read as “By and as of the end of first half of 2020, we had three properties generating stable monthly rental incomes”

Properties, page 20

2. We note your response to comment 3. The revised disclosure indicates that sales of two of your detached single-family houses will be closed in August 2020. Please update your disclosure throughout the document to the most recent practicable date.

RESPONSE: In response to the staff’s comment, we have revised the disclosure concerning those properties throughout the document to the most recent practicable date. Specifically, we have made the following updates in regard of our newest transactions of properties:

1)	Under Item 1: Business, Subsection “Business Operations”, we have revised the disclosure to make the following updates: a) our divestment of UCF Development LLC; b) our investment into SHOC Holdings LLC and Hotal Service LLC; and c) the sale of a farmland in October, 2020;

2)	Under Item 1: Business, Subsection “Narrative Description of Business”, we have revised the disclosure to make the following updates: a) properties developed, rent and/or sold by Atlanta Landsight LLC, up to December 2020; and b) the sale of a farmland in October, 2020; and

3)	Under Item 3 “Properties”, Subsection “More Detailed Discussion of Properties Listed in the Above Table”, we revised the disclosure to make the following updates: a) the sales of two properties in August 2020; and b) the sale of a farmland in October, 2020.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

3. We reissue prior comment 4. You continue to refer to no shareholders holding more than 10% of the common units. We direct your attention to Item 403 of Regulation S-K, which requires disclosure of the ownership of management and any beneficial owner of more than 5% of the voting securities. Please revise the disclosure in this section accordingly. Please also include in the table the amount and percent held by officers and directors as a group.

RESPONSE: In response to the staff’s comment, we have revised the disclosure in this section accordingly, to include any beneficial owner of more than 5% of the voting securities. We have also included in the table the amount and percent held by officers and directors as a group.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

4. We have considered your response to our prior comment 7. We remain unclear how you have met the disclosure requirements of ASC Topic 310-10-50 with respect to your investment in short term loans. In particular, please tell us how you have considered disclosure guidance related to accounting policies related to your short term loans.

RESPONSE: As we have revised our accounting presentation for loans to investments in loans under ASC Topic 946-15, ASC Topic 310-10-50 is not applicable. We have, however, added certain Footnote disclosure relative to the guidance of ASC 310-10-50 as we determined to be useful to a reader of the financial statements, by providing greater clarity.

In addition, we also considered the guidance contained within ASU 2016-01; ASU 2018-03; ASU 2018-09 and ASU 2019-04, as applicable.

In response to the staff’s comment and in consideration of the above disclosure guidance, we have revised our disclosure to recognize accrued and received interest from those short term loans as “Gains Realized/Unrealized”, instead of “Income”. Accordingly, we have revised our financial statement to reflect this change. Specifically, we have made revisions to UC Asset’s “Statement of Changes in Net Assets” and “Statement of Cash Flows”. These revisions do NOT alter the total amount of UC Asset’s net assets or total cash flows. Rather, a relatively small amount was moved internally from one category of activities to another.

Accordingly, we have made the following revisions to “UC Asset LP: Notes to Financial Statements” :

1)	Removed subsection “(g) income” from “NOTE 2: Summary of Significant Accounting Policies”;

2)	Added a new Note 3: “NOTE 3 – Reclassifications to Previously Issued Financial Statements”;

3)	Renumbered the original NOTE 3 into NOTE 4, and made changes accordingly to the table included in this note, titled “Portfolio Investments”;

4)	Added a new NOTE 5: Investment in Loans; and

5)	Renumbered the original NOTE 4 – 8 into NOTE 6 – 10.

Note 3 - Fair Value of Financial Instruments, page F-8

5. We have considered your response to our prior comment 6. Please provide us with a detailed analysis supporting your conclusion that you are within the scope of ASC Topic 946. Reference is made to ASC Topic 946-15-2 through ASC Topic 946-15-9.

RESPONSE: In response to the staff’s comment, we have provided a detailed analysis supporting our conclusion that we are within the scope of ASC Topic 946. Please see the attached Schedule A.

To fulfill the commitment we made in the attached Schedule A, we have revised the opening paragraph of “Item 1: Business” to provide a clearer disclosure of the nature of our business as follows:

“We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas, such as Atlanta, GA and Dallas, TX. Our investees may develop, redevelop, operate and trade those properties for the purpose of increasing our return on investment.”

6. Given the significance of the Atlanta Landsight LLC and UCF Development LLC to your operations, please tell us whether you believe financial statements of those entities are necessary for an investor to make an informed decision. Your response should include a discussion of the factors your considered in arriving at your conclusion.

RESPONSE: We understand that Rule 3-09 of Regulation S-X requires separate financial statements of material unconsolidated subsidiaries and equity-method investees. Since the Partnership’s basis of presentation follows the form and content for investment companies, the investments in Atlanta Landsignt LLC and UCF Development LLC are not subsidiaries but rather investments in private limited liability companies which are accounted for at fair value. As a result, we do not believe the disclosure requirements of Rule 3-09 are applicable.

Furthermore, during the reporting periods presented, both Atlanta Landsight LLC and UCF Development LLC do not have active daily operations except for the acquiring, holding and selling of a limited number of properties. Gains/loss from those two entities, whether realized or unrealized, have been and will remain to be mostly from the change of the market value of those properties, which is already reflected in the financial statements of UC Asset LP. We do not believe that the exclusion of financial statements of Atlanta Landsight LLC and UCF Development LLC represents a material omission of financial information which would render the totality of the information provided in the Form 10 to be misleading to an investor.

Although not required disclosures for investment companies, we have has included summary financial information for both of these investees as voluntary disclosures. These disclosures have been presented in the form and content as codified in Rule 4-08 (g)(1)(i).

If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com .

Sincerely,

/s/ Xianghong Wu
“Larry” Xianghong Wu

Schedule A:

Detailed Analysis on UC Asset’s Status
Under ASC Topic 946-15

Code Section	Description	Analysis
946-10-15-4	An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.	UC Asset (hereinafter “UCA”) is not regulated under the Investment Company Act of 1940
946-10-15-5

An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

UCA does have the investment company characteristics of an investment company - see below
946-10-15-6

An investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services.

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

a1. UCA obtained funds from in excess of 80 investors and provides investment management services in that UCA determines Where to invest, when to invest and when and how to divest.

a2. Section 2.09 of Limited Partnership Agreement (hereinafter “LPA”) of UCA states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments “. Further, the LPA defines Portfolio Investments primarily as investments into real estate properties and/or fixed income assets. Furthermore, since UCA is incorporated as a Master Limited Partnership, 90% of its investment income must be generated from real properties.

b. All entities UCA invested into are limited liability companies from which UCA’s returns are 100% attributable to UCA’s ownership interests in those entities.

946-10-15-7

An investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a {add glossary link to second definition}fair value{add glossary link to second definition} basis.

a. UCA has investments in two entities at this time. It is investing in a third and fourth entity during Q4 2020 and eliminating the investment in one.

b. UCA has greater than 80 pre-IPO investors and more than 15 investors bought its units on public markets (as of September 03, 2020)

c. Virtually all of the investors are unrelated.

d. Its ownership interests are in the form of partnership interests

e. UCA has managed 100% of its investments on a fair value basis since inception.

946-10-15-8

To be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

UCA has the fundamental characteristics enumerated in 946-10-15-6 and 946-10-15-7
946-10-15-8	The implementation guidance in Section 946-10-55 is an integral part of assessing investment company status and provides additional guidance for that assessment.

946-10-55-1 An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

UCA has no substantive activities other than its investing activities (and SEC reporting obligations) and does not have significant assets or liabilities not relating to investing activities. All Portfolio Investments are held through separate investees, except for two loans, which are also investments and do not generate any other returns besides interests. UCA intends to invest its two loans receivable in a new LLC during the 4th quarter 2020, and thereby UCA itself will become a holding company with virtually no business activities.

946-10-55-2 Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

Section 2.09 of UCA’s LPA states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments “.

The LPA defines Portfolio Investments as investments “(i) in real estate properties in the metropolitan area of Atlanta, Georgia; (ii) in real estate properties in the metropolitan area of Dallas, Texas; (iii) in real estate properties in other regions as determined by the General Partner; (iv) in private or secondary market securities that yield fixed income; and (v) in other investments as agreed by the General Partner from time to time.” The above articles, combined with its status as a Master Limited Partnership (90% of returns must come from real properties), exclude UCA from activities such as jointly developing, producing, or marketing products with its investees.

In our Form 1a Offering Memorandum in 2018, we clearly stated that “UC Asset LP is a limited partnership formed for the purpose of investing in real estate for development and redevelopment.” However, similar statements are omitted due to editorial errors in our Form 10 in 2020. We have amended Item 1 “Business” of our Form 10 to present our primary business goal as investment.